THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND SUBJECT TO CHANGE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Preliminary Prospectus Subject to Change Dated ~~January 26~~February 27, 2018

PROSPECTUS

Breakwave Dry Bulk Shipping ETF

10,000,000 Shares

*Principal U.S. Listing Exchange: NYSE Arca, Inc.

The Breakwave Dry Bulk Shipping ETF (the "Fund"), a series of the ETF Managers Group Commodity Trust I (the "Trust"), is an exchange traded fund that issues shares that trade on the NYSE Arca, Inc. stock exchange ("NYSE Arca"). The Fund's investment objective is to provide investors with exposure to the daily change in the price of dry bulk freight futures by tracking the performance of a portfolio (the "Benchmark Portfolio") consisting of exchange-cleared futures contracts on the cost of shipping dry bulk freight ("Freight Futures"). The Fund seeks to achieve its investment objective by investing substantially all of its assets in the Freight Futures currently constituting the Benchmark Portfolio. The Benchmark Portfolio is maintained by Breakwave Advisors LLC ("Breakwave"), which also serves as the Fund's commodity trading advisor.

The Fund and the Trust are managed and controlled by their sponsor and investment manager, ETF Managers Capital LLC (the "Sponsor"). The Fund is obligated to pay the Sponsor a management fee (the "Sponsor Fee"), calculated daily and paid monthly, equal to the greater of (i) 0.15% per year of the Fund's average daily net assets; or (ii) $125,000. The Fund also pays Breakwave a license and service fee in an amount equal to 1.45% per year of the value of the Fund's average daily net assets (the "CTA Fee" and, together with the Sponsor Fee, the "Management Fee"). The Fund is responsible for paying all of the routine operational, administrative and other ordinary expenses of the Fund, (collectively, "Other Expenses"). Breakwave has agreed to waive its CTA Fee and the Sponsor has agreed to assume the Fund's Other Expenses (excluding brokerage fees, interest expenses, and extraordinary expenses) so that the Fund's total annual expenses ("Total Expenses") (i.e., the Management Fee plus Other Expenses) do not exceed 3.50% per annum through February 28, 2019 (the "Expense Cap"). The Fund may also be responsible for certain non-recurring or extraordinary fees and expenses. The Sponsor has paid all of the expenses related to the organization and offering of the shares in this prospectus, which are estimated to be approximately $178,625.

~~In order for a hypothetical investment in shares to break even over the next 12 months, assuming a selling price of $25.00, the investment would have to generate a 1.72% return or $0.43.~~

The Fund is an exchange traded fund. This means that most investors who decide to buy or sell shares of the Fund shares place their trade orders through their brokers and may incur customary brokerage commissions and charges. Shares trade on the NYSE Arca under the ticker symbol "BDRY" and are bought and sold throughout the trading day at bid and ask prices like other publicly traded securities.

Shares trade on the NYSE Arca after they are initially purchased by "Authorized Participants," institutional firms that purchase shares in blocks of 50,000 shares called "Baskets" (referred to herein as a "Creation Basket" or "Redemption Basket," as applicable) through the Fund's distributor, ETFMG Financial LLC (the "Distributor"). The price of a Basket is equal to the net asset value of 50,000 shares on the day that the order to purchase the Basket is accepted by the Distributor. The net asset value is calculated by taking the current market value of the Fund's total assets (after close of NYSE Arca) subtracting any liabilities and dividing that total by the total number of outstanding shares. The offering of the Fund's shares is a "best efforts" offering, which means that neither the Distributor nor any Authorized Participant is required to purchase a specific number or dollar amount of shares. The Fund pays a distribution fee consisting of an asset-based fee on the amount of the Fund's annual net assets, subject to a minimum dollar amount. Authorized Participants will not receive from the Fund, the Sponsor or any of their affiliates any fee or other compensation in connection with the sale of shares.

Investors who buy or sell shares during the day from their broker may do so at a premium or discount relative to the NAV of the Fund's total net assets due to supply and demand forces at work in the secondary trading market for shares that are closely related to, but not identical to, the same forces influencing the prices of the Freight Futures in which the Fund invests and cash or other cash equivalents that the Fund holds. Investing in the Fund involves significant risks. See "Risk Factors Involved with an Investment in the Fund" beginning on page 5.

The offering of the Fund's shares is registered with the SEC in accordance with the Securities Act of 1933 (the "1933 Act"). The offering is intended to be a continuous offering and is not expected to terminate until all of the registered shares have been sold or three years from the date of the original offering, whichever is earlier, although the offering may be temporarily suspended if and when no suitable investments for the Fund are available or practicable. The Fund is not a mutual fund registered under the Investment Company Act of 1940 ("1940 Act") and is not subject to regulation under such act. See "The Fund is not a registered investment company so shareholders do not have the protections of the 1940 Act" on page 12.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Fund is a commodity pool and the Sponsor is a commodity pool operator subject to regulation by the CFTC and the National Futures Association ("NFA") under the Commodity Exchange Act, as amended. The Sponsor is registered with the CFTC as a commodity pool operator and is a member of the NFA.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this prospectus is [_____], ~~2017~~2018

Market trading risks faced by the Fund include, but are not limited to, the potential lack of an active market for Fund shares, low or non-existing liquidity in the freight futures market, losses from trading in secondary markets, periods of high volatility and disruption in the process through which shares of the Fund are sold and redeemed.

Liquidity Risk

The Freight Futures trade off-exchange, without dedicated market makers. As such, liquidity relies purely on the willingness of various market participants to engage voluntarily on a principal-to-principal basis in trading. As a result, periods of limited pricing or no pricing might exist. During such periods, the Fund's shares could trade at a significant premium or discount to its NAV. In addition, a lack of liquidity could prevent the Fund from implementing its investment strategy, rolling its positions or achieving its targeted weights among futures contracts.

Management Risk

The investment strategy used by the Sponsor or its implementation may not produce the intended results. The Fund has no prior history or track record.

Concentration Risk

The Fund invests solely in Freight Futures. Such concentration may result in a high degree of volatility in the net asset value of the Fund under specific market conditions and over time.

Other Risks

The Fund pays fees and expenses that are incurred regardless of whether it is profitable. In order for an investor making an investment in shares of the Fund to break even over the 12-month period following the date of this prospectus, assuming a selling price of $25.00 (the price at which the Fund expects to initially issue shares), the investment would have to generate a 1.72% return or $0.43 for the investor not to lose money.

Unlike mutual funds, commodity pools or other investment pools that manage their investments in an attempt to realize income and gains and distribute such income and gains to their investors, the Fund generally does not distribute cash to shareholders. You should not invest in the Fund if you will need cash distributions from the Fund to pay taxes on your share of income and gains of the Fund, if any, or for any other reason.

You will have no rights to participate in the management of the Fund and will have to rely on the duties and judgment of the Sponsor to manage the Fund.

The Fund is subject to actual and potential inherent conflicts involving the Sponsor and its principals, various commodity futures brokers and Authorized Participants. The Sponsor's officers, directors and employees do not devote their time exclusively to the Fund. The Sponsor's directors, officers or employees may serve in the same or different functions with other entities that may compete with the Fund for their services, including other commodity pools that the Sponsor or its trading principal manages or may manage in the future (~~these~~the pools that the Sponsor or its trading principals manage or have managed in the past are referred to in this prospectus as the "Related Pools"~~ and are identified in the Glossary~~). These persons could have a conflict between their responsibilities to the Fund and to those other entities.

The Fund has no prior operating history. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Sponsor may liquidate the Fund. Investors could lose part or all their investment.

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage required for the redemption value of a hypothetical initial investment in a single share of the Fund to equal the amount invested twelve months after the investment was made. For purposes of this breakeven analysis, an initial selling price of $25.00 per share which will be the selling price of the shares sold in the initial Creation Basket was assumed. This breakeven analysis refers to the redemption of Baskets by Authorized Participants and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Assumed initial selling price per share	$	25.00
Management, License and Service Fees[1]	$	0.43
Creation Basket fee[2]	$	(0.01)
Estimated Brokerage Fee (0.40%)[3]	$	0.10
Other Fund Fees and Expenses[4]	$	0.26
Interest Income (1.41%)[5]	$	(0.35)
Amount of trading income required for the Fund's NAV to break even	$	0.43
Percentage of initial selling price per share[6]		1.72%

(1) The Fund is obligated to pay the Sponsor a Sponsor Fee, payable monthly, equal to the greater of (i) 0.15% per year of the Fund's average daily net assets; or (ii) $125,000. The Fund also pays Breakwave a license and service fee, paid monthly in arrears, for the use of the Benchmark Portfolio in an amount equal to 1.45% per annum of the value of the Fund's average daily net assets. Average daily net assets are calculated daily by taking the average of the total net assets of the Fund over the calendar year – *i.e.*, the sum of daily total net assets divided by the number of calendar days in the year. On days when markets are closed, the total net assets are the total net assets from the last day when the market was open. The per share cost of the Management Fee has been calculated assuming that the Fund has $50 million in assets.

(2) Authorized Participants are required to pay a Creation Basket fee of $500 for each order they place to create one or more Baskets. An order must be at least one Basket, which is 50,000 ~~Shares~~shares. This breakeven analysis assumes a hypothetical investment in a single share so the Creation Basket fee is $0.01 (500/50,000).

(3) The Fund determined this amount as follows. Assuming that the price of a Fund share is $25.00, the Fund would receive $1,250,000 upon the sale of a Creation Basket (50,000 shares multiplied by $25.00). Assuming that this entire amount is invested in Freight Futures and that there is no change in the settlement price of such contracts, the Fund would be required to purchase approximately 45 lots of Capesize Freight Futures, 45 lots of Panamax Freight Futures and 15 lots of Supramax Freight Futures Contracts to support the Creation Basket (calculated based on the values of the Freight Futures as of January 4, 2018 and the target allocation for the Benchmark Portfolio). Based on the roll methodology, the Fund would have to replace one-third (approximately 35 lots) of the contracts it holds with new contracts four times per year. Assuming further that broker's commission for Freight Futures is approximately 0.10% for each purchase, the annual broker commission charge would be approximately $5,000. As a percentage of the total investment of $1,250,000, this annual commission expense would be approximately 0.40%.

(4) Other Fund Fees and Expenses include, among others, legal, printing, accounting, distribution, custodial, administration, bookkeeping, and transfer agency costs. The per-share cost of these fixed or estimated fees has been calculated assuming that the Fund has $50 million in assets. The expenses presented do not represent the maximum amounts payable under the contracts with third-party service providers, as discussed below in the section titled "The Fund's Service Providers." Assuming the Fund had $2.5 million in assets, Other Fund Fees and Expenses would equal $4.58 per share, and the amount of trading income required to break even would be $5.93 per share or 23.71%. Assuming $250 million in assets, Other Fund Fees and Expenses would equal $0.09 per share, and the amount of trading income required to break even would be $0.23 per share or 0.90%. Breakwave has agreed to waive its fee and the Sponsor has agreed to assume the Fund's Other Expenses (which term excludes brokerage fees, interest expenses, and extraordinary expenses) so that the Fund's total annual expenses do not exceed 3.50% per annum through February 28, 2019. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 3.50% annually, perhaps significantly higher. The Fund may also be responsible for certain non-recurring or extraordinary fee and expenses. The Sponsor has paid all of the expenses related to the organization and offering of the shares in this prospectus, which are estimated to be approximately $178,625.

(5) The Fund earns interest on funds it deposits with the futures commission merchant and the Fund's custodian and it estimates that the interest rate will be 1.41% based on the interest rate on six-month Treasury Bills as of January 4, 2018. The actual rate will vary.

(6) Breakwave has agreed to waive its fee and the Sponsor has agreed to assume the Fund's Other Expenses (which term excludes brokerage fees, interest expenses, and extraordinary expenses) so that the Fund's total annual expenses do not

exceed 3.50% per annum through February 28, 2019. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 3.50% annually, perhaps significantly higher. For example, assuming the Fund had $2.5 million in assets, the amount of trading income required to break even without the expense limitation would be $5.93 per share or 23.71% of the initial selling price per share. The Fund may also be responsible for certain non-recurring or extraordinary fee and expenses. Percentage of initial selling price per share represents the estimated approximate percentage of selling price per share net of any expenses or Management fees assumed or reimbursed by Breakwave or the Sponsor.

RISK FACTORS INVOLVED WITH AN INVESTMENT IN THE FUND

You should consider carefully the risks described below before making an investment decision. You should also refer to the other information included in this prospectus and in our periodic and current reports filed with the Securities and Exchange Commission that are incorporated by reference. Such information includes the Fund's, the Trust's and the Sponsor's financial statements and the related notes. See "Incorporation By Reference and Availability of Certain Information."

An investment in the Fund involves risks. You could lose all or part of your investment in the Fund, and the Fund's performance could trail that of other investments. The Fund is subject to the principal risks noted below which may adversely affect the Fund's NAV, trading price, yield, total return and ability to meet its investment objective.

Risks Associated with the Freight Futures

The value of the Shares of the Fund relates directly to the value of, and realized profit or loss from, the Freight Futures and other assets held by the Fund, and fluctuations in price could materially affect the Fund's shares.

The NAV of the Fund's shares relates directly to the value of the Freight Futures, cash and cash equivalents held by the Fund and the portfolio's average term established and maintained through the Fund's investment in Freight Futures. Fluctuations in the prices of these assets could materially adversely affect the value and performance of an investment in the Fund's shares. Past performance is not necessarily indicative of futures results; all or substantially all of an investment in the Fund could be lost. The primary types of investment-related risk are discussed below.

The Fund and its assets are subject to the risks inherent in dry bulk freight shipping industry.

Investments in freight futures typically fluctuate in value with changes in spot charter rates. Charter rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease further in the future. As such, any decrease in spot dry bulk freight rates could lead to declines in the value of Freight Futures which could have a negative impact on the Fund's performance. Charter rates will vary with the supply and demand for dry bulk freight. Geopolitical events and government actions will affect the supply and demand for dry bulk freight and, thus, the spot charter rate. Factors that affect dry bulk freight rates include, but are not limited to:

- *Global economic growth*;

- *Supply of dry bulk vessels;*

- *Demand for dry bulk commodity transportation;*

- *Currency exchange rates;*

- *Wars and geopolitical conflicts;*

- *Closures of waterways and canals;*

- *New routes and expansion of existing waterways and canals;*

- *Weather and other environmental conditions; and*

- *Industry and environmental regulations.*

Regulation of the futures and options markets is extensive and constantly changing; future regulatory developments are impossible to predict but may significantly and adversely affect the Fund.

The futures markets are subject to comprehensive statutes, regulations, and margin requirements. In addition, the CFTC and futures exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily price limits and the suspension of trading. Regulation of commodity interest transactions in the United States is a rapidly changing area of law and is subject to ongoing modification by governmental and judicial action. Considerable regulatory attention has been focused on non-traditional investment pools that are publicly distributed in the United States. The effect of any future regulatory change on the Fund is impossible to predict, but it could be substantial and adverse.

An investment in the Fund may provide little or no diversification benefits.

Freight rates historically have experienced little or no correlation with other asset classes. Nevertheless, if freight rates decline, an investor in Fund shares will experience a loss at the same time the investor may suffer losses with respect to other investments.

The Fund is not a registered investment company so shareholders do not have the protections of the ~~Investment Company Act of 1940 (the "~~1940 Act~~")~~.

The Fund is not an investment company subject to the 1940 Act. Accordingly, investors do not have the protections afforded by that statute~~, which, for example, requires~~. The 1940 Act is designed to protect investors by preventing: insiders from managing investment companies to ~~have a majority of disinterested directors and regulates the relationship between the investment company and its investment manager.~~their benefit and to the detriment of public investors; the issuance of securities having inequitable or discriminatory provisions; the management of investment companies by irresponsible persons; the use of unsound or misleading methods of computing earnings and asset value; changes in the character of investment companies without the consent of investors; and investment companies from engaging in excessive leveraging. To accomplish these ends, the 1940 Act requires the safekeeping and proper valuation of fund assets, restricts greatly transactions with affiliates, limits leveraging, and imposes governance requirements as a check on fund management.

The Fund and the Sponsor may have conflicts of interests.

The Fund is subject to actual and potential inherent conflicts involving the Sponsor, various commodity futures brokers and Authorized Participants. The Sponsor's officers, directors and employees do not devote their time exclusively to the Fund. These persons are directors, officers or employees of other entities that may compete with the Fund for their services. They could have a conflict between their responsibilities to the Fund and to those other entities.

The Fund may also be subject to certain conflicts with respect to its FCM through which it places trades in Freight Futures, including, but not limited to, conflicts that result from receiving greater amounts of compensation from other clients, or purchasing opposite or competing positions on behalf of third party accounts traded through the FCM.

Shareholders have only very limited voting rights and have the power to replace the Sponsor only under specific circumstances. Shareholders do not participate in the management of the Fund and do not control the Sponsor, so they do not have any influence over basic matters that affect the Fund.

Shareholders have very limited voting rights with respect to the Fund's affairs and have none of the statutory rights normally associated with the ownership of shares of a corporation (including, for example, the right to bring "oppression" or "derivative" actions). Shareholders may elect a replacement sponsor only if the Sponsor resigns voluntarily or loses its limited liability company charter. Shareholders are not permitted to participate in the management or control of the Fund or the conduct of its business. Shareholders must therefore rely upon the duties and judgment of the Sponsor to manage the Fund's affairs.

The Fund could terminate at any time and cause the liquidation and potential loss of an investor's investment and could upset the overall maturity and timing of an investor's investment portfolio.

The Fund may terminate at any time, regardless of whether the Fund has incurred losses, subject to the terms of the Trust Agreement. In particular, unforeseen circumstances, including the death, adjudication of incompetence, bankruptcy, dissolution, or removal of the Sponsor as the manager of the Fund could cause the Fund to terminate unless a majority interest of the security holders within 90 days of the event elects to continue the Fund. However, no level of losses will require the Sponsor